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                                  November 20, 1996

Matheau Dakoske
4240 Lost Hills Road, Unit 201
Calabasas, CA  91301



Re:   PowerCup Package Design Project



Dear Mr. Dakoske,

      Please accept this letter as confirmation of your discussions with Mark Beychok and I regarding your assistance with the design of the package graphics for our proposed new product tentatively named "PowerCup". Specifically, you are willing to provide full package graphic design services, including:

1. Creation and mockup of at least three package design concepts for review and discussion with Vitafort International Corporation management.

2. Based upon discussion in item 1 (above), the revision and mock-up of the designs.

3. Based upon final selection of design submissions, preparation of computer graphics submission to printers for color separation and printing.

4. Upon satisfactory completion of the services described above, and subject to appropriate approval of the Board of Directors, you will be issued 25,000 shares of Vitafort International Corporation common stock as payment in full. Said stock will be included in the first registration subsequent to
   Board of Director approval.   Alternatively, if Board approval is denied, or
   shares are not issued prior to June 30, 1996, you will receive cash payment of $5,000.



       We look forward to seeing your first design mock-ups in the very near future.

                                  Very truly yours,


                                  /s/ Eloy L. Ellis
                            -------------------------
                                      Eloy Ellis

                                  AGREED & ACCEPTED


                                /s/ Matheau Dakoske
                          ----------------------------
                                   Matheau Dakoske